Gores Metropoulos II, Inc.

6260 Lookout Road

Boulder, CO 80301

December 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn: Christopher Dunham and James Lopez, Division of Corporate Finance, Real Estate & Construction

Re:	Gores Metropoulos II, Inc. (the “Registrant”)

Registration Statement on Form S-4 (File No. 333-257726)

Dear Messrs. Dunham and Lopez:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Registrant respectfully requests that the effective date of the Registrant’s Registration Statement on Form S-4 (File No. 333-257726) filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2021, as amended by Amendment No. 7 filed on December 20, 2021 (the “Registration Statement”), be accelerated by the Commission to 4:00 pm Washington D.C. time on December 22, 2021, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant requests that it be notified of such effectiveness by a telephone call to James R. Griffin of Weil, Gotshal & Manges LLP at (214) 746-7779 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Very truly yours, Gores Metropoulos II, Inc.

By:	/s/ Andrew McBride
Name:	Andrew McBride
Title:	Chief Financial Officer and Secretary

cc:	Via E-Mail

Andrew McBride

James R. Griffin, Esq.

Kyle C. Krpata, Esq.

Mark B. Baudler, Esq.

Andrew D. Hoffman, Esq.

Christina L. Poulsen, Esq.

Jonathan Chan, Esq.